

Mail Stop 3561

June 20, 2017

<u>Via E-mail</u>
David M. Khani
Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 8, 2017**
> **File No. 001-14901**

Dear Mr. Khani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: C. Kristopher Hagedorn
    CONSOL Energy Inc.